Exhibit 99.1

Dejour Energy Closes US$ 4.7 Million Equity Offering

Denver, Colorado, June 4, 2012 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, announced today that it has closed its previously announced equity financing. Roth Capital Partners acted as the sole placement agent for this offering.

Through this offering, the Company sold 18,130,305 units at a price of US$0.26 per unit. Each unit consists of one common share and 3/4 of a warrant to purchase one common share. Each warrant can be exercised to purchase one common share at an exercise price of US$0.40 per share and will be exercisable for a period of five years following the completion of the offering, beginning on December 4, 2012.

Net proceeds received from the offering will be used to accelerate the development of Dejour’s oil and NGL projects, including drilling and land acquisition costs, and for general corporate purposes. The completion of the offering satisfies a closing condition for the Company’s previously announced US$14 million debt facility.

"With this raise and the closing of the previously announced debt facility, Dejour has in excess of US$18 million dedicated to fund its development projects in the U.S. and establish initial production at its core Kokopelli project. The proceeds of this offering both strengthens our balance sheet and provides us with the flexibility to execute on our dual objectives of increasing oil and NGL production during these volatile markets. That Dejour can secure the debt facility and has completed this equity offering during these conditions is a testament to both the value proposition of the Company’s proven assets and its developing opportunities. We are very pleased to welcome new institutional investors in the Company through this raise,” states Robert Hodgkinson, Co-Chairman.

Statements Regarding Forward-Looking Information: This news release contains statements with respect to the use of proceeds of the completed offering, Dejour’s ability to establish production and Dejour’s business strategy, that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements.The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy